     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1999

                                                      REGISTRATION NO. 333-75671
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                         1999 ML SELECT TEN V.I. TRUST
                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:


                          MERRILL LYNCH, PIERCE,
                              FENNER & SMITH
                               INCORPORATED
                            DEFINED ASSET FUNDS
                               P.O. BOX 9051
                         PRINCETON, NJ 08543-9051


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                 COPIES TO:
                                                   PIERRE DE SAINT PHALLE,
                                                            ESQ.
                                                    450 LEXINGTON AVENUE
                                                     NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.

/ x / Check box if it is proposed that this filing will become effective upon filing on April 30, 1999, pursuant to Rule 487.


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                                     DEFINED ASSET FUNDSSM
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                              EQUITY INVESTOR FUND
                              1999 ML SELECT TEN V.I. TRUST
                              (A UNIT INVESTMENT TRUST)
                              O   TOTAL RETURN FROM:
                              --    CAPITAL APPRECIATION
                              --    CURRENT DIVIDEND INCOME
                              O   10 HIGHEST DIVIDEND YIELDING DOW STOCKS
                              O   UNITS SOLD TO SEPARATE ACCOUNTS TO FUND
                                  BENEFITS UNDER VARIABLE LIFE INSURANCE
                                  POLICIES OR ANNUITY CONTRACTS



                               -------------------------------------------------
                               The Securities and Exchange Commission has not
                               approved or disapproved these Securities or
SPONSOR:                       passed upon the adequacy of this prospectus. Any
Merrill Lynch,                 representation to the contrary is a criminal
Pierce, Fenner & Smith         offense.
Incorporated                   Prospectus dated April 30, 1999.

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Defined Asset FundsSM
DEFINED ASSET FUNDSSM IS AMERICA'S OLDEST AND LARGEST FAMILY OF UNIT INVESTMENT TRUSTS, WITH OVER $160 BILLION SPONSORED OVER THE LAST 28 YEARS. DEFINED ASSET FUNDS HAS BEEN A LEADER IN UNIT INVESTMENT TRUST RESEARCH AND PRODUCT INNOVATION. OUR FAMILY OF FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE AND GOVERNMENT BOND PORTFOLIOS, AS WELL AS DOMESTIC AND INTERNATIONAL EQUITY PORTFOLIOS.


DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:

   O A DISCIPLINED STRATEGY OF BUYING AND HOLDING WITH A LONG-TERM VIEW IS THE
     CORNERSTONE OF DEFINED ASSET FUNDS.

   O FIXED PORTFOLIO: DEFINED FUNDS FOLLOW A BUY AND HOLD INVESTMENT STRATEGY;
     FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE LIMITED.
   O DEFINED PORTFOLIOS: WE CHOOSE THE STOCKS AND BONDS IN ADVANCE, SO YOU KNOW
     WHAT YOU'RE INVESTING IN.
   O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT STOCKS OR
     BONDS APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES.
   O ONGOING SUPERVISION: WE MONITOR EACH PORTFOLIO ON AN ONGOING BASIS.
NO MATTER WHAT YOUR INVESTMENT GOALS, RISK TOLERANCE OR TIME HORIZON, THERE'S PROBABLY A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.



CONTENTS
                                                                PAGE
                                                          -----------
RISK/RETURN SUMMARY.....................................           3
WHAT YOU CAN EXPECT FROM YOUR INVESTMENT................           7
   REINVESTED INCOME DISTRIBUTIONS......................           7
   RECORDS AND REPORTS..................................           7
THE RISKS YOU FACE......................................           7
   LITIGATION AND LEGISLATION RISKS.....................           7
   YEAR 2000 ISSUES.....................................           8
BUYING AND SELLING UNITS................................           8
   POTENTIAL ROLLOVER...................................           9
HOW THE TRUST WORKS.....................................           9
   PRICING..............................................           9
   EVALUATIONS..........................................           9
   INCOME...............................................           9
   EXPENSES.............................................          10
   PORTFOLIO CHANGES....................................          10
   TERMINATION DATE.....................................          10
   NO CERTIFICATES......................................          10
   TRUST INDENTURE......................................          10
   LEGAL OPINION........................................          11
   AUDITORS.............................................          11
   SPONSOR..............................................          11
   TRUSTEE..............................................          12
   CODE OF ETHICS.......................................          12
TAXES...................................................          12
SUPPLEMENTAL INFORMATION................................          12
FINANCIAL STATEMENTS....................................          13
   REPORT OF INDEPENDENT ACCOUNTANTS....................          13
   STATEMENT OF CONDITION...............................          13

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RISK/RETURN SUMMARY



       1.  WHAT IS THE TRUST'S OBJECTIVE?
        o The Trust seeks total return through a combination of current dividend income and capital appreciation.
           Units are offered only to separate accounts to fund benefits under variable annuity contracts or variable life insurance policies issued by Merrill Lynch Life Insurance Company or ML Life Insurance Company of New York. The Accounts will invest in Units in accordance with allocation instructions received from Contractowners. Accordingly, the interests of a Contractowner in the Units are subject to the terms of the Contract. The rights of the Accounts as holders of Units should be distinguished from the rights of a Contractowner. The term 'you' in this Prospectus refers to the Accounts.
           Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of dividend income.
       2.  WHAT IS THE TRUST'S INVESTMENT STRATEGY?
        o Its strategy is to invest in a fixed portfolio of approximately equal amounts of the 10 highest dividend-yielding common stocks of the 30 stocks in the Dow Jones Industrial Average.



        o The Trust plans to hold the stocks in the Portfolio for about one year. At the end of the year, we will liquidate the Trust and apply the same Strategy to select a new portfolio, if available.
        o Each Select Ten V.I. Trust is designed to be part of a longer term strategy. We believe that more consistent results are likely if the Strategy is followed for at least three to five years but you are not required to stay with the Strategy or to roll over your investment. The Accounts, as holders can sell their units any time.



       3.  WHAT INDUSTRIES ARE REPRESENTED IN THE PORTFOLIO?
           Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:



                                                 APPROXIMATE
                                                  PORTFOLIO
                                                  PERCENTAGE



        o  Oil/Gas International                      20%
        o  Tobacco/Food Processing                    10
        o  Auto Manufacturing                         10
        o  Financial Services Banking                 10
        o  Photo Equipment/Supplies                   10
        o  Manufacturing                              10
        o  Retail-Major Department Store              10
        o  Rubber Manufacturing                       10
        o  Chemical Products                          10



       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE TRUST. THIS CAN
           HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o The common stocks in the Portfolio generally have attributes that have caused them to have lower prices or higher dividend yields relative to the other stocks in the DJIA.
           For example:



           -- the issuers may be having financial problems;
           -- the stocks may be out of favor with the market because of weak performance, poor earnings forecasts, negative publicity or litigation/legislation; and
           -- the stocks may be reacting to general market cycles.



        o The market factors that caused the relatively low prices and high dividend yields of the stocks may change.
        o  Stock prices can be volatile.
        o Dividend rates on the stocks or share prices may decline during the life of the Trust.

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                               Defined Portfolio
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Equity Investor Fund


1999 ML Select Ten V.I. Trust

Defined Asset Funds


                                                                                                   PRICE
                                        TICKER         PERCENTAGE              CURRENT           PER SHARE          COST
NAME OF ISSUER*                         SYMBOL      OF PORTFOLIO (1)     DIVIDEND YIELD (2)     TO PORTFOLIO  TO PORTFOLIO (3)
-------------------------------------------------------------------------------------------------------------------------------
 1. Philip Morris Companies, Inc.          MO                10.02%                 5.00%        $    35.1875   $      9,993.25
2. J.P. Morgan & Company, Inc.            JPM                9.96                  2.87             138.0000          9,936.00
3. Minnesota Mining & Manufacturing
    Company                               MMM                9.96                  2.62              85.6250          9,932.50
4. Chevron Corporation                    CHV                9.96                  2.36             103.5000          9,936.00
5. Eastman Kodak Company                  EK                 9.91                  2.28              77.2500          9,888.00
6. General Motors Corporation             GM                10.11                  2.22              90.0625         10,087.00
7. Goodyear Tire & Rubber Company         GT                10.14                  2.13              56.2500         10,125.00
8. Sears Roebuck & Company                 S                 9.82                  2.07              44.5000          9,790.00
9. Exxon Corporation                      XON               10.20                  1.94              84.6875         10,162.50
10. DuPont (E.I.) De Nemours &
    Company                               DD                 9.92                  1.92              72.7500          9,894.00
                                                    -----------------                                         -----------------
                                                           100.00%                                             $     99,744.25
                                                    -----------------                                         -----------------
                                                    -----------------                                         -----------------


------------------------------------

 * We chose the 10 highest dividend-yielding stocks of the DJIA subject to any appropriate adjustment to take into account mergers, announcements and other factors.

(1) Based on Cost to Portfolio.

(2) Current Dividend Yield for each security was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on April 29, 1999.

(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on April 29, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

                      ------------------------------------

The securities were acquired on April 29, 1999 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------


                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

        o The Trust may continue to purchase or hold the stocks originally selected even though their market value or yield may have changed, they may no longer be included in the DJIA or they may be subject to sell recommendations by the Sponsor.



       5.  IS THIS TRUST APPROPRIATE FOR YOU?
           Yes, if you want current dividend income and capital appreciation. You will benefit from a tested strategy and a portfolio whose risk is reduced by investing in equity securities of 10 different issuers in a variety of industries.
           The Trust is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment. It may not be appropriate for you if you are seeking preservation of capital.



       6.  WHAT ARE THE TRUST'S FEES AND EXPENSES?
           SPONSOR'S DEFERRED TRANSACTION FEE
           Maximum of $5.30 annually per 1,000 Units accrued daily. This fee, charged like a deferred sales charge and including an element of profit to the Sponsor, pays it for creating and maintaining the Trust. Half is paid by the Sponsor to the Merrill Lynch Insurance Group, Inc. to compensate it for its administrative services in making units available to fund the Accounts.
           This table shows the costs and expenses that the Accounts, and, indirectly, the Contractowners may pay, directly or indirectly, when they invest in the Trust.



           ESTIMATED ANNUAL OPERATING
           EXPENSES
                                                            AMOUNT
                                              AS A % OF  PER 1,000
                                             NET ASSETS     UNITS
                                          ----------   -----------
                                                .154%   $    1.74
           Trustee's Fee (including
           organization costs)
                                                .040%   $    0.45
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fee
                                                .014%   $    0.16
           Other Operating Expenses
                                           ----------  -----------
                                                .208%   $    2.35
           TOTAL

 7. HOW WOULD THE STRATEGY HAVE PERFORMED HISTORICALLY?

The following table compares hypothical performance of the Strategy Stocks (but not of any actual Trust) with actual performance of the Dow Jones Industrial Average. Trust performance may vary from that of the index shown below for a variety of reasons. The Trust has invested in a limited subset of index stocks, and therefore its performance may not keep pace with index performance to the extent the index is driven by stocks not held in the Portfolio. In addition, the Portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are peforming well. This constructed performance is no assurance of future results of either the Strategy or any Trust.
                         COMPARISON OF TOTAL RETURNS(1)


                                               DOW JONES
                                              INDUSTRIAL
                                                 AVERAGE
            YEAR               STRATEGY(2)        (DJIA)
-----------------------------  ------------  ------------
1973                                 -1.02%       -13.12%
1974                                 -0.31        -23.14
1975                                 57.02         44.40
1976                                 34.81         22.72
1977                                 -0.83        -12.71
1978                                 -0.16          2.69
1979                                 12.35         10.52
1980                                 26.37         21.41
1981                                  7.47         -3.40
1982                                 25.46         25.79
1983                                 38.46         25.68
1984                                  7.34          1.06
1985                                 28.63         32.78
1986                                 34.57         26.91
1987                                  6.97          6.02
1988                                 24.14         15.95
1989                                 27.30         31.71
1990                                 -7.94         -0.57
1991                                 33.37         23.93
1992                                  8.32          7.34
1993                                 26.92         16.72
1994                                  3.89          4.95
1995                                 36.48         36.48
1996                                 27.94         28.57
1997                                 21.59         24.78
1998                                 10.37         18.00
1999
(through 3/31/99)                     1.12          7.01
26.25 YEAR AVERAGE ANNUAL
RETURN                               17.68         13.35
25.25 YEAR AVERAGE ANNUAL
RETURN                               18.49         14.55


------------------------------------

(1) To compute Total Returns, we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Return from a Trust will differ from constructed Strategy returns for several reasons including the following:

     o each Trust bears transaction fees, brokerage commissions and expenses in buying and selling stocks; Strategy returns do not reflect any of these costs;

     o Strategy returns are for calendar years, while Trusts begin on April 30;

     o units are bought and sold based on the closing stock prices on the exchange, while the Trust may buy and sell stocks at prices during the trading day;

     o the Trust may not be fully invested at all times; and

     o stocks in a Trust may not be weighted equally at all times.
(2) When we ranked the common stocks by dividend yields (as described on page
    3), we based the yields on the latest dividend and the stock price at the market opening on the first trading day of the year.

       8.  IS THE TRUST MANAGED?
           Unlike a mutual fund, the Trust is not managed and stocks are not sold because of market changes. The Sponsor monitors the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Trust, the Sponsor is not likely to do so.



       9.  HOW DO I BUY UNITS?
           Each Account buys units from the Trustee. There is no minimum investment.
           OFFER PRICE PER 1,000 UNITS          $1,128.53
           (as of April 29, 1999)
           Unit price is the net asset value per Unit. Holding Units is subject to the Sponsor's transaction fee. If you buy Units after the initial date of deposit, you pay only future transaction charge accruals. No contingent fee will be owed if units are redeemed before the Trust ends.
           The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.



      10.  HOW DO I SELL UNITS?
           An Account as Holder may redeem Units at any time to reflect changed investment allocations and to the extent necessary to provide benefits under the Contracts. The price will be the net asset value per unit determined at the close of business on the sale date.



      11.  HOW ARE DISTRIBUTIONS MADE?
           The Trust distributes any dividend income, net of expenses, on the 10th of June, September and December, 1999 and March, 2000 for units owned on the 9th of those months. Taxable income received by an Account will be offset by a deduction for an increase in reserves.
      12.  WHAT OTHER SERVICES ARE AVAILABLE?
           AUTOMATIC REINVESTMENT
           Distributions paid to the Accounts are automatically reinvested in additional Units.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT


REINVESTED INCOME DISTRIBUTIONS

The Trust will pay the Accounts any income it has received four times during its life. We expect that all distributions of income and any principal received will be reinvested into additional units of the Trust.

Because the Trust generally pays dividends as they are received, individual income payments will fluctuate based on the amount of dividends declared and paid by each issuer. Other reasons Trust income may vary are:

o changes in the Portfolio because of additional securities purchases or sales;

o a change in the Trust's expenses; and

o the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

The Accounts will receive:

o a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited; and

o a final report on Trust activity.

Investors may inspect Trust records and documents at the Trustee's office during regular business hours.

THE RISKS YOU FACE

LITIGATION AND LEGISLATION RISKS

Philip Morris Companies common stock represents approximately 10% of the value of the Trust. Pending or threatened legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

On November 23, 1998, Philip Morris entered into a Master Settlement Agreement with 46 state governments to settle the asserted and unasserted healthcare cost recovery and certain other claims against them. The Agreement is subject to final judicial approval in each of the settling states. Philip Morris charged approximately $3.1 billion as a pretax expense in 1998 as a result of the settlement, and as of December 31, 1998, had accrued costs of its obligations under the settlement and to tobacco growers aggregating $1.4 billion, payable principally before the end of the year 2000. Philip Morris believes the agreement will likely materially adversely affect the business, volume, cash flows and/or operating income and financial position of the company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, the company's share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the agreement.

The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning the settlement will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Trust, which could in turn adversely affect Unit prices.

Other than as described above we do not know of any pending litigation that might have a material adverse effect upon the Trust.

Future tax legislation could affect the value of the Portfolio by increasing the corporate tax rate resulting in less money available for dividend payments.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Trust. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Trust, but we cannot predict whether any impact will be material to the Trust as a whole.

BUYING AND SELLING UNITS

The Accounts may buy Units from the Trustee and tender Units to the Trustee for redemption. Units are continuously offered at prices equal to the net asset value, determined as described below, and holding Units is subject to the transaction fee stated under Risk/Return Summary. For Units to be bought or sold at same day net asset value, the Trustee must receive the Account's request no later than 4 p.m. Eastern time.

An Account can sell Units at any time at net asset value. The net asset value is calculated each business day by:

   o adding the value of the Trust Securities, cash and any other Trust assets;

   o subtracting accrued but unpaid Trust expenses (including accrued Transaction Fees), unreimbursed Trustee advances, cash held to buy back Units or for distribution to investors, and any other Trust liabilities; and

   o dividing the result by the number of units outstanding.

The sale proceeds may be more or less than the cost because of Trust expenses, market movements and changes in the Portfolio.

Within seven days after the Trustee receives a proper redemption request, it will wire the proceeds to the Account.

If the Trust does not have cash available to pay for the Units, the Sponsor will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in proceeds of less than what was paid for each Unit and could also reduce the size and diversity of the Portfolio.

Payments for the Units may be delayed:

   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and

   o for any other period permitted by SEC order.

POTENTIAL ROLLOVER

The Trust will end by May 1, 2000. If the Sponsor is offering a rollover option into a subsequent Select Ten V.I. Trust, the Insurers will decide at that time whether to participate in the rollover and offer that subsequent Select Ten V.I. Trust as an investment alternative.

The Insurers will need to obtain an exemptive order from the Securities and Exchange Commission to authorize the substitution of the new Trust. There can be no assurance that this order will be granted.

An Insurer may stop offering the Select Ten V.I. Trust as an investment alternative at any time. The Sponsor, in its sole discretion and without penalty or liability to investors, may decide not to sponsor future Trusts or may modify the terms of the rollover. The Trustee will provide notice of any change to the Accounts.

The rollover is accomplished by redeeming Units in-kind followed by sale of Securities that will not be contributed to the next Trust by a distribution agent on behalf of participating Accounts and reinvesting the distribution (net of brokerage fees, governmental charges and other sale expenses) in units of the next Trust, if any.

Of course, if a participant no longer wishes to hold the Select Ten V.I. Trust, the participant may change the allocation instructions at any time as permitted by the Accounts.

We may amend or terminate the option to roll your proceeds at any time without notice. The Securities and Exchange Commission has advised that rollovers need to be authorized by an order of exemption under the Investment Company Act. We believe that current exemptive orders permit these rollovers, but we cannot assure that the Staff will accept this position or that we may not need additional relief.

HOW THE TRUST WORKS

PRICING

Units are sold at net asset value; there is no sales fee. However, the Sponsor collects a transaction fee to reimburse it for certain expenses. Purchases are made by the Accounts on behalf of Contractowners.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market System, evaluations are generally based on closing sales prices on that exchange or that system; if closing sales prices are not available, the value is the mean between the closing bid and offer prices.

INCOME

o Annual income per unit, net of estimated expenses, depends primarily upon the dividends paid by the issuers of the securities. It may also vary with changes in Portfolio expenses and the level of purchases and sales of securities. There can be no assurance that dividends on the securities will continue at current levels or be declared at all.

o Each unit receives an equal share of distributions of dividend income net of accrued estimated Trust expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from the these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trust pays a transaction fee to the Sponsor, deducted from the Income Account on each distribution date. Accrued transaction fees will be deducted at the time of any interim redemption.

In addition, the Sponsor is currently reimbursed up to 45 cents per 1,000 Units for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Trust. While this fee may exceed the amount of these costs and expenses attributable to the Trust, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsor.

The Trustee receives a fee monthly. This fee includes an amount for estimated organization costs including:

   o cost of initial preparation of legal documents;

   o federal and state registration fees;

   o initial fees and expenses of the Trustee;

   o initial audit; and

   o legal expenses and other out-of-pocket expenses.

The Trustee also benefits when it holds cash for the Trust in non-interest bearing accounts. The Trustee may also receive additional amounts:

   o for extraordinary services and costs of indemnifying the Trustee and the Sponsor;

   o costs of actions taken to protect the Trust and other legal fees and expenses; and

   o Trust termination expenses and any governmental charges.

The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.

If Trust expenses exceed initial estimates, the Trust will owe the excess. The Trustee has a lien on Trust assets to secure reimbursement of Trust expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

When the Accounts redeem Units, this affects the size and composition of the Portfolio.

TERMINATION DATE

The Porfolio will terminate by May 1, 2000. The Portfolio may be terminated earlier, if its value is less than 40% of the value of the securities when deposited.

NO CERTIFICATES

The Accounts hold their Units in uncertificated form.

TRUST INDENTURE

The Trust is a 'unit investment trust' governed by a Trust Indenture, a contract between the Sponsor and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsor and the Trustee may amend the Indenture without your consent:

   o to cure ambiguities;

   o to correct or supplement any defective or inconsistent provision;

   o to make any amendment required by any governmental agency; or

   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce any investor's interest in the Trust without an Account's written consent.

The Trustee may resign by notifying the Sponsor. The Sponsor may remove the Trustee without your consent if:

   o it fails to perform its duties;

   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or

   o the Sponsor determines that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsor without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

If the Sponsor fails to perform its duties or becomes bankrupt the Trustee may:

   o remove it and appoint a replacement Sponsor;

   o liquidate the Portfolio; or

   o continue to act as Trustee without a Sponsor.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsor.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSOR

The Sponsor is:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051

The Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer the Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Trustee is The Bank of New York, Unit Trust Department, P.O. Box 974--Wall Street Division, New York, New York 10268-0974.

It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

CODE OF ETHICS

Merrill Lynch, as the Sponsor, has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.


TAXES

The Trust is not an association taxable as a corporation for federal income tax purposes. It is intended that Securities selected for inclusion in the Trust will comply with any investment limitations required to assure favorable Federal income tax treatment for the Contracts. For tax consequences to holders of Contracts, see the Contract Prospectus.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Trust by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Trust. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsor, Trustee and Holders of Equity Investor Fund, 1999 ML Select Ten V.I. Trust, Defined Asset Funds (the 'Trust'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Trust as of April 30, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Trust as of April 30, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
April 30, 1999

                  STATEMENT OF CONDITION AS OF APRIL 30, 1999

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$          99,744.25
  Cash...................................................           10,182.55
                                                         --------------------
           Total.........................................$         109,926.80
                                                         --------------------
                                                         --------------------
Interest of Holders of 97,407 Units of fractional
  undivided interest outstanding:
  Cost to investors(2)...................................$         109,926.80
                                                         --------------------
           Total.........................................$         109,926.80
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Trust of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on April 29, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $99,817.45 and deposited with the Trustee. The amount of the letter of credit includes $99,744.25 for the purchase of securities.

          (2) Aggregate offer price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on April 29, 1999. Units are subject to accrual of the Sponsor's deferred transaction fee.

                             Defined
                             Asset FundsSM



HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         1999 ML SELECT TEN V.I. TRUST
recent free Information                  (A Unit Investment Trust)
Supplement that gives more               ---------------------------------------
details about the Trust,                 This Prospectus does not contain
by calling:                              complete information about the
The Bank of New York                     investment company filed with the
1-800-221-7771                           Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-75671) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Trust not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Trust are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future trust, but some of the
                                         information in this Prospectus will be
                                         changed for that trust.
                                         Units of any future trust may not be
                                         sold nor may offers to buy be accepted
                                         until that trust has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.


                                                   100161RR--4/99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:



Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
The Bank of New York, Trustee.............................     13-4941102



                                  UNDERTAKING
The Sponsor undertakes that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

             SERIES OF EQUITY INCOME FUND AND EQUITY INVESTOR FUND DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
  Equity Income Fund, Investment Philosophy Series 1991
Selected Industrial Portfolio...............................           33-39158
  Equity Investor Fund, Select S&P Industrial Portfolio 1998
Series H....................................................          333-64577



                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


1.1            --Form of Trust Indenture (incorporated by reference to Exhibit
                 1.1 to the Registration Statement of Equity Investor Fund, 1998 ML Select Ten V.I. Trust. 1933 Act File No. 333-50457).
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1            --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading 'How The Trust Works--Legal Opinion' in the Prospectus.
5.1            --Consent of independent accountants.
9.1            --Information Supplement (incorporated by reference to Exhibit
                 9.1 to the Registration Statement of Equity Investor Fund, Select Ten Portfolio 1999 International Series A (United Kingdom Portfolio), 1933 Act File No. 333-70593).
9.2            --Form of Fund Participation Agreement (incorporated by reference to Exhibit 9.2 to the Registration Statement of Equity Investor Fund, 1998 ML Select Ten V.I. Trust, 1933 Act File No. 333-50457).

                                   SIGNATURES

     The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 30TH DAY OF APRIL 1999.

                         SIGNATURES APPEAR ON PAGE R-3

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593


      HERBERT M. ALLISON, JR.
      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      J. DAVID MEGLEN
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)